UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Delcath Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

24661P401

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24661P401

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,189,141
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,189,141
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,141(see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.1% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 24661P401

1.	Names of Reporting Persons. Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,189,141
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,189,141
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,141(see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.1% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 24661P401

1.	Names of Reporting Persons. Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,189,141
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,189,141
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,141(see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.1% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 27, 2015 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4. Ownership.

The following information is included to update certain matters in the previously filed Schedule 13G because one of the Intracoastal Warrants was exercisable for units consisting of one share of Common Stock and 0.75 of a warrant to acquire one share of Common Stock:

For purposes of subclauses (i) and (ii) of Items 4(a) and (b) of the previously filed Schedule 13G: (1) each reference to “825,416 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal Warrants” is hereby amended to read “1,425,416 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal Warrants”, (2) the sentence “Without such blocker provisions, each of Mr. Asher and Intracoastal may be deemed to have beneficially own 2,363,828 shares of Common Stock.” is hereby amended to read “Without such blocker provisions, each of Mr. Asher and Intracoastal may be deemed to have beneficially own 2,963,828 shares of Common Stock.” and (3) the sentence “Without such blocker provisions, Mr. Kopin may be deemed to have beneficially own 2,389,141 shares of Common Stock.” is hereby amended to read “Without such blocker provisions, Mr. Kopin may be deemed to have beneficially own 2,989,141 shares of Common Stock.”

Subclauses (iii) and (iv) of Items 4(a) and (b) of the previously filed Schedule 13G are hereby amended and restated as follows:

(iii) As of the close of business on July 27, 2015, each of Mr. Asher and Intracoastal may be deemed to beneficially own 2,163,828 shares of Common Stock, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.1% of the Common Stock, based on (1) 12,385,016 shares of Common Stock outstanding as reported by the Issuer in such 424B, plus (2) 9,350,000 shares of Common Stock issued at the consummation of the Offering, plus (3) 2,000,000 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal Warrants, plus (4) 163,828 shares of Common Stock in the aggregate issuable upon exercise of the Other Intracoastal Warrants.

(iv) As of the close of business on July 27, 2015, Mr. Kopin may be deemed to beneficially own 2,189,141 shares of Common Stock, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.2% of the Common Stock, based on (1) 12,385,016 shares of Common Stock outstanding as reported by the Issuer in such 424B, plus (2) 9,350,000 shares of Common Stock issued at the consummation of the Offering, plus (3) 2,000,000 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal Warrants, plus (4) 163,828 shares of Common Stock in the aggregate issuable upon exercise of the Other Intracoastal Warrants, plus (5) 25,313 shares of Common Stock issuable in the aggregate upon exercise of the Cranshire Warrants.

Subclauses (2) and (4) of Item 4(c)(i) of the previously filed Schedule 13G are hereby amended to replace “1,563,828” with “2,163,828”.

Subclauses (2) and (4) of Item 4(c)(ii) of the previously filed Schedule 13G are hereby amended to replace “1,589,141” with “2,189,141”.

The following information is added for updating as of December 31, 2015:

(a)	and (b):

As of the close of business on December 31, 2015, each of the Reporting Persons may be deemed to beneficially own 2,189,141 shares of Common Stock in the aggregate issuable upon exercise of warrants held by Intracoastal, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.1% of the Common Stock, based on (1) 21,763,872 shares of Common Stock outstanding as of November 3, 2015, as reported in the Form 10-Q filed by the Issuer on November 10, 2014, plus (2) 2,189,141 shares of Common Stock in the aggregate issuable upon exercise of warrants held by Intracoastal.

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0 .

(ii)	Shared power to vote or to direct the vote: 2,189,141 .

(iii)	Sole power to dispose or to direct the disposition of 0 .

(iv)	Shared power to dispose or to direct the disposition of 2,189,141 .

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager